Concord & Sage PC

March 18, 2025

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Frank Knapp

Wilson Lee

Benjamin Holt

David Link

Re:	Wintergreen Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted February 14, 2025
CIK No. 0002053927

Ladies and Gentlemen:

On behalf of Wintergreen Acquisition Corp., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 13, 2025 on the Company’s draft registration statement on Form S-1 confidentially submitted on February 14, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted February 14, 2025

Cover Page

1. Please expand to disclose the limitation on redemption rights of shareholders holding 15% or more of the shares sold in this offering, as you discuss on page 36 and elsewhere. See Item 1602(a)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page.

2. We note your disclosure on page 26 that should the size of the offering change, you will take steps to maintain the ownership of founder shares by your initial shareholders at 20% of your ordinary shares after the offering. Please include appropriate disclosure on the cover page regarding any securities to be issued in this regard and the price to be paid for these securities, including whether this securities  issuance may result in a material dilution of the purchasers’ equity interests, as required by Item 1602(a)(3) of Regulation S-K. Regarding material dilution, please also address, as applicable, the anti-dilution rights of the founder shares; the conversion of the working capital loans into units of the post-combination entity; and the cashless exercise of the private placement units.

In response to the Staff’s comment, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page and page 66. We also respectfully advise the Staff that other than the adjustment of founder shares as a result of the size of the offering, there is no anti-dilution rights of the founder shares.

3. Where you provide a cross-reference to the locations of related disclosures in the prospectus for each of compensation and securities issuance, dilution, and conflicts of interest, please expand to also include a cross-reference to related disclosures in the summary. Also, please revise the cross-references so that they are highlighted by prominent type or in another manner. See Items 1602(a)(3), 1602(a)(4), and 1602(a)(5) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosures on the cover page and throughout the Revised Draft Registration as applicable.

4. We note your statement that the acquisition of the founder shares at a nominal initial investment creates an asymmetry of risk between your sponsor and your public shareholders. Please revise to clarify and address the asymmetry of risk between your sponsor and your public shareholders in more detail throughout your prospectus.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page, page 41, and page 65.

Summary

Sponsor Information, page 4

5. Please expand your tabular disclosure to include, as applicable, any mechanism to maintain the ownership of founder shares by your initial shareholders at 20% and the anti-dilution rights of the founder shares. Expand your disclosure outside of the table to address the extent to which these securities issuances may result in a material dilution of the purchasers’ equity interests. Outside of the table, please also address, as applicable, the conversion of the working capital loans into units of the post combination entity and the cashless exercise of the private placement units. See Item 1602(b)(6) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page, page 6, and page 66.

Our Objective, page 8

6. We note your statement on page 12 and elsewhere that you believe you are not required to obtain approvals or prior permission from any PRC government authorities for consummating this offering. We also note your statement on page 94 that your legal advisor is of the opinion that this offering is not subject to the review or prior approval of the CAC or the CSRC. To the extent your conclusion regarding PRC approvals or permissions is based on the advice of counsel, please revise your page 12 disclosure to clearly disclose this and identify counsel, and file counsel’s consent as an exhibit to the registration statement.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page, page 12, page 94, and page 132.

Other Considerations, page 22

7. Please expand your disclosure to briefly describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item 1602(a)(5) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 38 and page 103.

Voting Rights; Appointment of Directors, page 27

8. Please revise to disclose here, as you state on page 172, that prior to your initial business combination holders of your public shares will not have the right to appoint any directors to your board of directors.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 172. We also respectfully advise the Staff that our proposed restated and amended memorandum and articles of association will not be structured to prevent holders of our ordinary shares to requisite a shareholder meeting for the purpose of removing or electing directors.

Conditions to completing our initial business combination, page 31

9. We note your statement that “Nasdaq rules require that we consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for working capital purposes …).” Please revise to indicate the amounts that maybe disbursed to management for working capital purposes.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 31.

Redemption of public shares and distribution and liquidation if no initial business combination, page 38

10. We note your disclosure that your sponsor may extend the period of time to consummate a business combination up to nine times by an additional one month each time. Please expand to provide all of the information required by Item 1602(b)(4) of Regulation S-K, including: any limitations on extensions, including the number of times; the consequences to the SPAC sponsor of not completing an extension of this time period; and whether security holders will have voting or redemption rights with respect to such an extension.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 38 and page 150.

Risk Factors

The SEC issued final rules to regulate SPACs . . . ,, page 58

11. Please revise to remove the statement that the SPAC Rules include a rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 58.

We may issue our shares to investors in connection with our initial business combination . . .,, page 69

12. Please expand your disclosure to clearly disclose the impact to you and investors of issuing shares in PIPE transactions, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 69.

Risks Relating to Our Management Team, page 97

13. We note your disclosure on page 8 that except for the contractual restriction of the lock-up, there is no other restriction on the sponsor or their beneficial owner’s ability to share, sell or otherwise dispose of part or all of the interests in the company. Please add risk factor disclosure about risks that may arise from the sponsor or their beneficial owner transferring ownership of securities of the SPAC. For example, if true, highlight that the sponsor may remove itself as your sponsor before identifying a business combination. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 98.

Dilution, page 112

14. Please revise your cross-reference on page 115 to further discussion on potential sources of dilution, as we are unable to locate the risk factors that you have cross- referenced.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 115.

Capitalization, page 116

15. Within the ordinary shares caption under the “Shareholder equity” section, it appears the number of shares outstanding “As Adjusted” of 1,250,000 excludes the 307,000 ordinary shares combined to be issued privately to the sponsor and underwriters’ representative. Please revise.

In response to the Staff’s comments, the Company respectfully advises the staff that the “As adjusted” number of shares outstanding should be 1,557,000, which equals to 1,437,500, less the forfeited 187,500 sponsor shares, plus the issued 50,000 representative shares and 257,000 private shares. The Company has revised the capitalization table has been revised on page 116.

Management

Conflicts of Interest, page 167

16. Please revise to explain the basis for your belief that the fiduciary duties or contractual obligations of your officers or directors will not materially affect your ability to identify and pursue business combination opportunities or to complete your initial business combination. In this regard, we note that you intend to focus your search for prospective targets in the technology, media, and telecommunications industries, and it appears that these industries overlap with one or more of the entities to which your executive officers, directors and director nominees currently have fiduciary duties, contractual obligations or other current material management relationships, as disclosed on page 168. We also note your disclosure on page 66 that Ms. Chen’s dual role “creates potential conflicts of interest in her duty to Wintergreen” and such conflicts “could negatively impact your ability to complete a successful DE-SPAC transaction and ultimately harm shareholder value.”

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 42, page 66 and page 168.

Description of Securities, page 175

17. Please revise to describe the material terms of all the types of securities you are registering, including the rights. See Item 202 of Regulation S-K. In addition, under “Founder Shares and Placement Shares” on page 178, please expand to describe the anti-dilution rights of the founder shares, as you discuss on page 102.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 102, pages 175 – 176, and page 178.

Notes To Financial Statements, page F-7

18. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and/or revise accordingly.

In response to the Staff’s inquiry, the Company respectfully advises the Staff that the Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies(that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. Therefore, the Company has not yet adopted ASU 2023-07 for the financial statements for the period ended December 31, 2024.

If you have any questions regarding the Revised Draft Registration Statement, please contact us by phone at +1 (858) 568 1696 or +86 173 1015 1513 or via e-mail at fvproject@concordsage.com.

Very truly yours,

/s/ Concord & Sage P.C.

cc:	Fayer Yao Bingzhao Tan

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

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